Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Bancorp, Inc.

Commission File No.: 000-16640

On February 25, 2014, Old National Bancorp (“Old National”) filed its Annual Report on Form 10-K for the year ended December 31, 2013 with the Securities and Exchange Commission. On March 17, 2014, Old National posted additional 2013 Annual Report information on its corporate website at www.oldnational.com, including the following letter from Larry E. Dunigan, Chairman, and Robert G. Jones, President and Chief Executive Officer, to Old National shareholders:

To our valued shareholders:

A historic 12 months have passed for Old National since publication of our 2012 Annual Report. From a financial results perspective, 2013 was a year characterized by strong numbers and significant growth. In this letter, we will illustrate how these results have further strengthened your company’s position as a community banking leader.

The year was also marked by successes that transcended the balance sheet. We will highlight those accomplishments as well, while sharing our vision and aspirations for 2014 and beyond.

Reviewing our 2013 promises to you, our owners

A year ago in this letter, we made several pledges to you, the owners of Old National. We’d like to start by reviewing those pledges in the context of our 2013 performance.

We pledged to remain unwavering in our focus on improving our core net income. For full-year 2013, Old National reported net income of $100.9 million, or $1.00 per share. Not only does this represent a 10.1% increase over full-year 2012, it is Old National’s highest full-year net income since 2002.

We promised to continue positive trends across all lines of business. Old National Bank and Old National Insurance achieved very strong 2013 financial results, while our Wealth Management and Investments divisions enjoyed record-breaking years. We will focus on these results later in this letter.

We pledged to focus on profitable core loan growth. Total 2013 loan production for your company was $1.84 billion, a 2.9% increase over 2012. We experienced higher production in all loan categories with the exception of residential mortgage, where refinance volume declined as interest rates continued to rebound from historic low levels that followed the 2008 economic crisis.

We pledged to continue focusing on our aspirational 65% efficiency ratio target. For the fourth consecutive year, your company improved its efficiency ratio. Our full-year 2013 mark of 68.6% and 4th quarter 2013 ratio of 66.6% provide compelling evidence that Old National continues to make steady improvement in this crucial area of performance.

We promised to continue to strategically pursue partnership opportunities. The year was filled with exciting partnership news for your company.

Bank of America branch purchase

We expanded our footprint with the July 2013 purchase of 24 full-service Bank of America branches, introducing your company to an attractive new client base in vibrant Southwestern Michigan and bolstering our Northern Indiana presence. This partnership, which reflects a long-standing objective to move into neighboring high-growth markets that represent a good cultural and business fit, included $504.6 million in total deposits and $25.8 million in loans as of December 31, 2013.

Tower Financial Corporation partnership

In September 2013, we shared our plans to partner with Tower Financial Corporation, headquartered in Fort Wayne, Ind. This transaction will include six full-service banking centers in Fort Wayne and one in nearby Warsaw, Ind., and will increase Old National’s presence in Indiana’s second-largest city, strengthening our standing as Indiana’s bank.

When the partnership was announced, it included $581.6 million in deposits and $438.6 million in loans while adding attractive fee businesses with $523.3 million in trust assets and over 50,000 health savings accounts (HSAs). At the time this letter was written, the closing of the transaction remained subject to regulatory approval and the satisfaction of customary closing conditions.

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United Bancorp partnership

Positive momentum continued in 2014 with the January announcement of Old National’s intention to partner with Ann Arbor, Mich.-based United Bancorp. This partnership, which is subject to approval by United Bancorp’s shareholders and applicable regulatory agencies, as well as the satisfaction of customary closing conditions, is expected to double our presence in Michigan and introduce your company to Ann Arbor, home to the University of Michigan, Domino’s Pizza and a host of other nationally renowned businesses. Ann Arbor boasts an exceptionally strong economy coupled with one of the lowest unemployment rates (5.2% as of December 2013) in the Midwest.

Equally exciting is the outstanding cultural fit that the United Bancorp partnership represents, along with our ability to leverage United’s small business administration (SBA) expertise throughout our franchise. Currently United ranks as the number three SBA lender in Michigan.

Insurance division growth

Additionally, 2013 saw Old National Insurance acquire the Evansville-based Wells Fargo business, which consisted primarily of commercial property and casualty accounts, and form a new Louisville, Ky. region.

Highlights of our financial performance

“Historic” is truly an apt word to describe your company’s 2013 financial performance. These results were achieved by strictly adhering to the three-part growth strategy that we detailed for you in last year’s letter:

1) Work extremely hard, day in and day out, to organically grow revenue throughout the franchise via our lending and deposit products;

2) Continue to take a steady, measured and enterprise-wide approach to reducing and managing expenses; and:

3) Continue to pursue strategic merger and acquisition opportunities.

In addition to full-year net income of $100.9 million, which was Old National’s best result since 2002, other full-year 2013 financial highlights included:

•	Earnings Per Share of $1.00 – the company’s best result since 2007, and a 5.3% increase over full-year 2012 earnings per share of $.95.

•	Return on Equity of 8.54%, our highest mark since 2008.

•	Return on Assets of 1.05%, our best result since 2002.

•	Highest revenue volumes in more than a decade for Old National Wealth Management and Old National Investments.

Provision expense and credit quality

Our full-year 2013 net charge-off ratio of .10% was our lowest mark in nearly three decades. Your company also experienced significant reductions in non-performing loans ($142.8 million for 2013 compared to $263.5 million for 2012) and problem loans ($195.3 million for 2013 compared to $355.4 million in 2012). These improvements are attributable to solid performance in our core loan portfolio as well as meaningful progress working though loans acquired through recent acquisitions.

Capital management

Old National remained well above industry requirements at December 31, 2013, with regulatory tier 1 and total risk-based capital ratios of 14.3% and 15.2% respectively, compared to 13.6% and 14.7% at December 31, 2012. The company’s strong capital position allowed us to repurchase 1.6 million shares of stock in the open market during 2013.

Confidence in our capital position also led the Board of Directors to declare an increase in the quarterly common cash dividend on January 23, 2014, to $.11 per share from $.10 per share. This dividend increase of $.01 per share is payable March 17, 2014, to shareholders of record on March 3, 2014. This followed last year’s dividend increase from $0.9 per share to $.10 per share, announced January 24, 2013.

Your Board of Directors also has approved a plan to repurchase, as conditions warrant, up to 2.0 million shares of Old National Bancorp common stock through January 31, 2015. These shares may be purchased from time to time in either the open market or in privately negotiated transactions, in accordance with Securities and Exchange Comission (SEC) regulations.

Expense management

As mentioned earlier, our efficiency ratio improved for the fourth consecutive year. Our full-year 2013 mark of 68.6% leaves us confident that we are succeeding in our efforts to create a culture where every department and division is focused on managing and reducing expenses with the ultimate goal of simplifying and improving the client experience.

Old National’s success in driving toward our aspirational expense ratio target of 65% gains greater significance when you consider that the average efficiency ratio of our peer group (currently at 63.7%) has been rising over the past several years (59.8% in 2010).

A number of factors have contributed to our ability to manage and reduce expenses. These include:

•	Our ability to leverage support functions through acquisitions.

•	Continuing branch optimization efforts, which in 2013 included the consolidation of 22 banking centers and the sale of 12 branches.

•	Significant infrastructure improvements in multiple areas of the franchise.

•	Improvements to our company-wide procurement process.

While we continue to move toward our aspirational expense ratio target, it is important to note that we do not view expense management as an initiative with a defined end date. Rather, it is an essential business strategy and a means of better serving clients, associates and you, our owners. Furthermore, we will never compromise our long-term goal of becoming a true high-performance organization for the sake of any short-term target or aspiration.

Old National associates: your greatest asset

In our 2013 letter, we told you that our associates are our greatest asset. While this certainly holds true a year later, it’s arguably more accurate to refer to members of the Old National family as your greatest asset. Day after day, in community after community, Old National associates work exceptionally hard to exceed the expectations of their clients, thereby improving the performance of your company.

In addition to their primary job responsibilities, many associates are engaged in partnership integration activities. Associate teams from multiple areas also combined their expertise on several large-scale projects throughout 2013, including implementation of a new teller system, the launch of mobile banking, and integration of new federal mortgage regulations. Associates from throughout the company also collaborated during the year to ensure that the company met Office of the Comptroller of the Currency (OCC) requirements related to compliance with BSA/AML (Bank Secrecy Act/Anti-Money Laundering).

For this reason, we would like to take this opportunity to thank each and every Old National associate for their commitment to excellence in 2013.

Continuing to transform the Old National landscape

In 2004, 57% of Old National’s total deposits were located in our 20 largest markets. By contrast, 70% of deposits in 2013 were in our top 20 markets. This shift toward higher population markets with strong, vibrant economies is transforming Old National’s footprint and enhancing prospects for sustainable growth, now and in the future.

Since 2007, the Old National footprint has expanded into a number of well-populated growth markets, including South Bend and Columbus in Indiana, Louisville, Ky., and most recently Kalamazoo, Mich., while enhancing our presence in Indianapolis and Bloomington. And as mentioned, acquisitions are pending that are expected to expand our presence in Fort Wayne and Southern Michigan, including Ann Arbor.

This strategy also helps shape our branch optimization efforts. We carefully and continually examine our service structure with an eye toward maximum efficiency and effectiveness, and any decision to close or consolidate banking centers is made with great care and deliberation.

While Old National is firmly committed to this transformational approach, we remain fully invested in and committed to all of our communities, large and small. Your company is, above all else, a community bank, and we take tremendous pride in our history and legacy as the largest Indiana-based financial institution. It is an honor to be a trusted financial partner to so many families and businesses across Western Kentucky, Southern Illinois and the many other markets that rely on Old National’s commitment to community engagement and investment.

An example of this commitment to our markets is Old National’s recent Community Reinvestment Act (CRA) rating of “Outstanding.” This is just the second time the OCC has awarded your company the highest possible CRA exam rating. The first was nearly 20 years ago (1995). The exam measured our lending, investment and service contributions within our entire assessment area, including low- and moderate-income individuals, neighborhoods and businesses, during the period of July 1, 2008 to December 31, 2012. At the time this letter was written, approximately 10% of banks nationwide had an Outstanding rating.

A closer look at 2013 growth

While partnership activity dominated 2013 headlines for your company, it was also a year marked by considerable organic growth. In addition to $1.84 billion generated in total loans (compared to $1.78 billion in 2012), Old National reported $7.21 billion in full-year 2013 deposits. This was a very slight decline from $7.28 billion in total deposits reported in 2012.

Old National Insurance

Old National Insurance continued its success in 2013 with $38.5 million in gross revenue, compared to $37.1 million for full-year 2012. The acquisition of the Evansville-based Wells Fargo business and formation of a new Louisville, Ky. Region in December 2013 should continue to provide opportunities for revenue growth in 2014.

Old National Wealth Management

Our Wealth Management division built upon a strong 2012 with its best results in more than a decade. Full-year 2013 gross revenue was $23.5 million, a 9.3% increase over the $21.5 million generated in 2012. Old National Wealth Management also grew its assets under management from $4.9 billion for full-year 2012 to $5.7 billion for full-year 2013.

Old National Investments

Old National Investments also outperformed expectations, enjoying its best results in more than a decade. Gross revenue for 2013 was $16.0 million, which represents a 26% increase over 2012 gross revenue of $12.7 million.

Our Central Region success story

Our ultimate objective with any partnership is to preserve the legacy, culture and success of the acquired institution while introducing Old National’s resources and expertise into the service model. Over time, this collaborative and synergistic approach provides a solid foundation for ongoing growth and success. Nowhere has this strategy been more evident, or more effective, than in our Central Region, which includes Bloomington and Columbus, Ind.

In 2011, Old National acquired Bloomington-based Monroe Bancorp, which enjoyed an impressive legacy and reputation. From the beginning, this partnership was a tremendous cultural and business fit, and your associates have worked diligently over the past three years to leverage the history and reputation of Monroe while utilizing Old National’s resources to provide clients with an expanded suite of financial services. A similar story unfolded in 2012 when Old National acquired Columbus-based Indiana Community Bancorp. Building upon that institution’s strengths and reputation, your company introduced Old National’s considerable community banking resources.

How have these partnerships impacted Old National’s Central Region? For the full-year 2010 (prior to both partnerships), the region reported $118.5 million in loans and $145.8 million in deposits. For the full-year 2013, the region reported $519.6 million in loans and $982 million in deposits, which represent increases of 338.6% and 573.6%, respectively. In addition, the Greater Bloomington Chamber of Commerce named Old National Bank its 2013 Large Business of the Year.

This success is a testament to your company’s core competency in partnership integration and our ability to create a collaborative foundation for future growth.

The Old National community banking culture

Once again in 2013, Old National’s community banking culture distinguished and defined us. It was a year when Old National demonstrated, time and again, what it means to be a community bank.

Welcome

In June, we welcomed Becky Skillman, president & CEO of Radius Indiana and former Indiana lieutenant governor, to the Old National Bancorp Board of Directors to fill the vacancy created by the November 2012 passing of Marjorie Soyugenc. Ms. Skillman was elected to the Indiana State Senate in 1992, and served for 12 years. She then served as lietenant governor from 2005-12. During her two terms as lieutenant governor, Ms. Skillman managed five state agencies that administered more than $1 billion in programs while also chairing the Indiana Counter Terrorism and Security Council. She is a native of Bedford, Ind., and an alumna of Indiana Wesleyan University.

Commitment to communities

In 2013, Old National associates raised the bar on community engagement donating 94,000 volunteer hours (compared to 93,000 in 2012) in support of more than 2,000 organizations. Your company also awarded more than $3 million in Foundation grants and sponsorships within our footprint.

World’s Most Ethical and Ethics Inside certification

For the second straight year, Old National was the only U.S. bank named to the prestigious World’s Most Ethical Companies list by the Ethisphere Institute, an organization dedicated to the creation, advancement and sharing of best practices in business ethics, corporate social responsibility and sustainability. According to Ethisphere, the World’s Most Ethical designation is reserved “for companies that demonstrate real and sustained ethical leadership within their industries.”

Additionally, Old National has received Ethics Inside certification from the Ethisphere Institute for four years. This certification is reserved for companies that “have a strong internal culture and institutional history of ethical and compliant behavior with compliance and ethics activities.”

Addition of diversity & inclusion as a corporate value

For many years, Old National has championed diversity and inclusion in the workplace and within our communities. In 2013, your company officially documented this long-standing commitment by adding Diversity & Inclusion to our list of corporate values. Old National’s other values are Integrity, Teamwork, Leadership, Community, Responsibility with Accountability, Bias for Action and Excellence.

Commitment to corporate governance

Old National received an Institutional Shareholder Services (ISS) QuickScore ranking of “1” in 2013. Scores are based on a scale of 1 to 10, with a 1 indicating the lowest possible corporate governance risk. Only three of your company’s peer banks received a similar ranking. The average score for our peer group was 5.4, and the median score was 6.0.

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Stock price

In 2013, the Old National stock price rose 29.5% over 2012 (Dec 31, 2013 compared to Dec 31, 2012). While this improvement is certainly encouraging, please know that we will continue to manage your company with the goal of building long-term shareholder value, and that we remain steadfast in our commitment to our basic banking strategy as we continue to transform the Old National landscape to higher growth markets, drive organic loan growth and work to improve efficiency.

A look ahead at 2014

In 2014, our primary objectives – along with our strategy for achieving them – will remain very similar:

•	We will continue to work very hard to grow revenue.

•	We will not waver in our commitment to expense reduction.

•	And we will continue to pursue partnership opportunities that fit our growth strategy.

The year 2014 ushers in exciting changes for Old National clients, including the introduction in January of Mobile Banking, which includes a Mobile App for iPhone® and Android™ devices, as well as a state-of-the-art teller system that should be implemented by mid-year.

From an economic perspective, the consensus in our markets seems to be that the economy is getting stronger. As a result, many commercial clients are showing more optimism about the future. On the consumer side, conditions seem to be improving as well, although some families and individuals are still working to regain financial momentum lost in the wake of the economic collapse.

Obviously the October 2013 federal government shutdown demonstrated the negative impact of gridlock and partisan politics on our nation’s economy and psyche. We are grateful that our elected representatives have come together in the months since the shutdown to reach a temporary resolution with regard to the federal budget and debt ceiling, and we are hopeful that lessons learned in 2013 will lead to a more cooperative, collaborative and solutions-based government.

Adapting to a changing regulatory environment

Some shareholders may be aware of an illustrative tool known as “Flat Tony.” It is a life-sized cardboard replica of our Compliance Director Tony Aylsworth standing in front of an enormous stack of papers representing every page of banking regulations implemented since the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act became law. In spring 2013, Flat Tony’s paper stack measured 4’2” high. Today it is up to 6’6” high and continues to grow.

While we have yet to encounter anyone in the banking industry who is enthused about this heightened regulatory environment, everyone understands that this is the “new normal” and financial institutions must adapt. To that end, please know that Old National is well-prepared to deal with any and all new regulations – including regulatory requirements related to surpassing the $10 billion asset threshold. Your company also continues to lead the industry in benchmarks for ethics and compliance, and we remain very proud of the excellent relationship Old National has with its regulators.

A year ago we informed you that Old National had signed a consent order with the OCC to address certain deficiencies related to Bank Secrecy Act/Anti-Money Laundering (BSA/AML) regulations. We’re pleased to report that your company has met all requirements of the consent order, and it was lifted in December 2013. While we regret that procedures and systems were initially lacking, we are proud of the many associates who came together to strengthen these procedures and systems.

We have one final thought related to the current regulatory environment. While there is little doubt that some of the changes ushered in by Dodd-Frank were needed, we believe the time has come for government leaders to pause and review the impact of today’s heightened regulatory environment on our nation’s community banks. Specifically, it is our belief that the current $10 billion asset size threshold may be having an unintended negative impact on those it is meant to protect by making it more challenging for mid-sized banks to serve their markets.

A few words about cyber-security

In its 2013 Cost of Cyber Crime Study, the Ponemon Institute found that the average annualized cost of cyber-crime for financial institutions was $23.6 million. This is why it is so crucial for community banks to adopt a strong, enterprise-wide approach to risk management that identifies current and emerging areas of risk. We are committed to such an approach at your company, and pledge to remain extremely vigilant in our efforts to safeguard client information.

As a private citizen, there are several steps you can take to increase security and help protect your personal and financial information. Here are a few recommendations:

•	Install computer software that detects and blocks malware and create a strong user ID and password that features a unique combination of numbers, letters and symbols.

•	Never provide private information requested through e-mails, phone calls or text messages.

•	Use a trusted computer when conducting financial transactions.

•	Be cautious of downloading any software from the Internet.

•	Avoid using unsecured wireless networks.

Closing the book on 2013

In summary, 2013 was another year of growth for your company. We grew your earnings, we grew your footprint through our partnership activity, and we grew your company’s reputation as a strong, stable and ethical community bank. This historic growth was accomplished without once compromising the consistent, conservative approach that has long defined Old National.

Do opportunities exist for improvement? Absolutely. We need to focus on continued growth, both with our core clients and with our risk profile, and we must eliminate redundancies and roadblocks that create frustrations for clients and associates. In doing this, we will continue to reduce costs and create a better banking experience.

Most importantly, we need Old National to be THE bank that our communities mention first when they talk about their essential community partners, and we must always ensure that each of us at Old National is doing the best job we can to repay you, our shareholders, for your trust and confidence.

In closing, we offer our thanks to our fellow board members for their continued support, guidance and focus, and renew our pledge to you, our shareholders, that we will continue to build and strengthen the legacy that is Old National.

Larry Dunigan	Bob Jones
Chairman	President and Chief Executive Officer
Old National Bancorp Board of Directors	Old National Bancorp

Forward-Looking Statements

This letter contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of Old National’s proposed mergers with Tower Financial Corporation and United Bancorp, Inc. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed mergers might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed mergers might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National Bancorp to execute its business plan (including its proposed acquisitions of Tower Financial Corporation and United Bancorp, Inc.); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either Old National Bancorp’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this letter and other factors identified in Old National Bancorp’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this letter, and Old National Bancorp does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this letter.

Additional Information About the Old National and United Merger

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of United and a preliminary Prospectus of Old National, and each of Old National and United has filed and will file other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be mailed to shareholders of United. United shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents (when available), free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Information about the directors and executive officers of United is set forth in the proxy statement for United’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.